EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	ORGANIZED UNDER LAWS OF

ABIOMED Cardiovascular, Inc.	Delaware
ABIOMED R&D, Inc.	Delaware
Abiomed Research & Development, Inc.	Massachusetts
ABIOMED R&D, Inc.	Delaware
ABIODENT, Inc.	Delaware
ABD Holding Company, Inc.	Delaware
ABIOMED B.V.	Netherlands
BeneCor Heart Systems, Inc.	Michigan